Exhibit 3.1.1

Dated 30 June 2026

Companies (Jersey) Law 1991

Company Limited by Shares

MEMORANDUM OF ASSOCIATION
OF
JANUS HENDERSON GROUP LTD

Companies (Jersey) Law 1991

Company Limited by Shares

Memorandum of Association

of

Janus Henderson Group Ltd

1.	The name of the Company is Janus Henderson Group Ltd.

2.	The Company is a private company limited by shares.

3.	The Company is a par value company.

4.	The Company has unrestricted corporate capacity.

5.	The liability of each member arising from their holding of a share is limited to the amount (if any) unpaid on it.

6.	The share capital of the Company is $720,000,000 divided into 480,000,000 ordinary shares of $1.50 each.